Mail Stop 6010

December 1, 2006

Bernard J. Walter
Chairman of the Board and President
Power Technology, Inc.
5300 Memorial Drive, Suite 700
Houston, Texas 77007

> **Re:** **Power Technology, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed November 27, 2006**
> **File No. 0-24857**

Dear Mr. Walter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Who is eligible to vote, page 2

1.   Given the extensive number of shares you issued and are contractually bound to issue beyond what was authorized by shareholders and the importance of the application of Nevada state law to those issuances, we have reconsidered our previous comment 1. Please furnish an opinion of counsel with your next response letter that opines clearly on the following state law issues:

- Whether under Nevada state law the unauthorized shares you issued are *void* or whether they are *voidable*;
- If they are void, whether the proposals in this proxy statement are appropriate to validate the issuances of the shares under Nevada state law;

- Whether under Nevada state law these issuances would be construed to be an "overissue" and whether the issuances would be construed to be "a relatively minor technical problem," as described in the official comment to NRS 104.8210;
- Whether holders of these unauthorized shares are entitled to vote them on these proposals; and
- Whether the disclosure in the proxy statement accurately describes the application of Nevada state law to the unauthorized issuances and the liability that arises as a result of those issuances.

2.   The amounts in the bullets on page 3 exceed 49,391,694. Similarly, the amounts listed under "reserved shares" on page 5 exceed 81,190,863. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 5

3.   We note your response to prior comment 2. Please expand the table to include Cornell Capital Partners. We note that you correctly did so in your beneficial ownership table included in your Form 10-KSB filed on May 17, 2006.

If Proposal No. 1 is approved, page 6

4.   The response to this question is incorrect regarding proposal no. 1, which only covers the increase in authorized and unissued shares and does not relate to claims of holders who received unauthorized shares. Please revise.

What happens if the shareholders do not approve Proposal No. 2, page 7

5.   We reissue prior comment 3. If shareholders are being asked to ratify the issuances, then you need to provide more disclosure about the material terms of the issuances so they can make intelligent voting decisions. For example, you are asking shareholders to ratify the issuance of more than 8 million shares to Cornell Capital, but they cannot make an intelligent voting decision without also knowing the material terms of that financing and the adverse dilutive effect it may have on them. By ratifying the issuance of 8 million shares, are they also ratifying the entire financing? Similarly, how can shareholders be expected to ratify the issuance of almost 25 million shares "to various consultants" without knowing who the consultants were and the type of services they provided in exchange for the shares? Also, expand the disclosure to discuss whether existing shareholders (not those who received unauthorized shares) have any state law claims as a result of the numerous unauthorized issuances that were approved by the Board of Directors.

6.   Please refer to prior comment 4. We continue to believe that shareholders should have an opportunity to evaluate *which* share issuances they want to ratify, particularly since some issuances are with affiliates.

Proposal No. 1, page 9

7.   Some of the bullets are inapplicable to proposal one. Please revise.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director